Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Time Inc.

at

$18.50 Net Per Share

by

Gotham Merger Sub, Inc.

a wholly owned subsidiary of

Meredith Corporation

December 12, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Gotham Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., a Delaware corporation (“Company”), at a price of $18.50 per Share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, unless, at one minute after 11:59 p.m. (Eastern Time) on January 10, 2018 (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the terms of the Merger Agreement (as defined below)) is referred to herein as the “Expiration Date”), (i) the number of Shares validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, taken together with any Shares then owned by Parent and Purchaser or any of their subsidiaries, represents a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depository for the Offer pursuant to such procedures), (ii) the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) has expired or been terminated, (iii) there is the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) subject to certain materiality exceptions, certain representations and warranties of the Company contained in the Merger Agreement are accurate, and the covenants under the Merger Agreement have been performed in all material respects, (v) there is the absence of a material adverse effect on the Company and (vi) other customary conditions as described in the Offer to Purchase are met. The Offer is not subject to any financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. The Form of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depository, or if the procedures for book-entry transfer cannot be completed, by the Expiration Date;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to Computershare Trust Company, N.A. (the “Depository”) for your use only.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M. (EASTERN TIME) ON JANUARY 10, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 26, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned, directly or indirectly, by Parent, Purchaser or the Company (including shares held as treasury stock or otherwise) and (ii) Shares held by stockholders who are entitled to demand and who properly and validly demand their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, which such Shares, in the case of (i), will be automatically cancelled without any consideration paid in exchange thereof, will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Information Agent or the Depository as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depository by one minute after 11:59 p.m. (Eastern Time) on January 10, 2018.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the Information Agent, at the address and telephone number set forth below.

Very truly yours,

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Stockholders

Call Toll-Free (888) 663-7851

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL APPOINT YOU AS AN AGENT OF PURCHASER, PARENT, THE INFORMATION AGENT OR THE DEPOSITORY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED HEREIN AND THEREIN.